05036087

VF 3-8-05

CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE
8-52912

REPORT FOR THE PERIOD BEGINNING	1-Jan-04	AND ENDING	31-Dec-04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Flagstone Securities L.L.C.

OFFICIAL USE ONLY

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 213 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7733 Forsyth Boulevard, Suite 1950
(No. and Street)

Saint Louis	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Norman Frager — (314) 336-3115
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANTS (Whose opinion is contained in this Report*)

WEAVER AND TIDWELL, L.L.P.
Accounting Firm

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United State or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covnered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of inforamtion contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
S.S

Oath or Affirmation

I, Norman Frager, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Flagstone Securities L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $ ______, CREDITS $ ______

Norman Frager
Signature

Chief Fianancial Officer
Title

Subscribed and sworn to before me this
25th day of February, 2005

Cyndi Lyons
Notary Public

CYNDI LYONS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. APR. 14,2005

This report * contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial condition
- [X] (c) Statement of income (loss)
- [X] (d) Statement of cash flows
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [X] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
- [X] (h) Computation for determination to the possession or control requirements for brokers
- [X] (I) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [X] (j) A reconcilciation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ]
- [X] (o) Independent auditor's report on internal accounting control.`
- [X] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commondity futres account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

` See appendix D,, "Report on Internal Control Required bvy SEC Rule 17a-5", in this Audit and Accounting Guide.

FLAGSTONE SECURITIES, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2004

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income and changes in member's equity	3
Statement of changes in subordinated borrowings	4
Statement of cash flows	5
Notes to financial statements	6
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of net capital	8
Schedule II - Reconciliation pursuant to Rule 17a - 5(d)(4)	10
Schedule III - Computation for determination of reserve requirements	11
Schedule IV - Information relating to possession or control requirements	12
Schedule V - Schedule of segregation requirements and funds in segregation	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5	14

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Flagstone Securities, L.L.C.
Clayton, Missouri

We have audited the accompanying statement of financial condition of Flagstone Securities, L.L.C. as of December 31, 2004, and the related statements of income and changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flagstone Securities, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 17, 2005

1598

DALLAS

*Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321*

FORT WORTH

*1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936*

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 13,758,310
Cash deposit with clearing organization	125,002
Receivable from underwriting syndicates	7,094,620
Marketable securities	58,725
Prepaid expenses and other assets	28,086
TOTAL ASSETS	$ 21,064,743

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to broker-dealers	$ 1,520,853
Commisions payable	1,919,369
Accounts payable and accrued expenses	136,735
Due to Parent	1,520,422
	5,097,379
MEMBER'S EQUITY	15,967,364
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 21,064,743

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

Revenue	
Commissions	$ 771,672
Underwriting	13,589,219
Investment banking	11,233,740
Total revenue	25,594,631
Operating expenses	
Clearing costs	310,519
Occupancy	153,405
Employee compensation	6,635,483
Other operating expenses	4,346,403
Total operating expenses	11,445,810
Operating income	14,148,821
Non-operating income(expense)	
Interest income	126,128
Other income	35,473
Other expense	(35,200)
Net income	14,275,222
MEMBER'S EQUITY, BEGINNING OF YEAR	5,137,409
Contributions	7,250,000
Distributions	(10,695,267)
MEMBER'S EQUITY, END OF YEAR	$ 15,967,364

The Notes to Financial Statements are an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2004

SUBORDINATED BORROWINGS AT JANUARY 1, 2004	$ 3,000,000
Increase	
Issuance of subordinated notes	6,000,000
Decrease	
Payment of subordinated notes	(9,000,000)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2004	$ -

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$	21,157,602
Cash paid to suppliers and employees		(4,745,211)
Interest received		126,128
Net cash provided by operating activities		16,538,519
CASH FLOWS FROM INVESTING ACTIVITES:		
Purchase of investments		
Net cash used in investing activities		
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated borrowings		6,000,000
Payments on subordinated borrowings		(9,000,000)
Member contributions		7,250,000
Member distributions		(10,695,267)
Net cash used in financing activities		(6,445,267)
Net increase in cash and cash equivalents		10,093,252
Cash and cash equivalents at beginning of year		3,848,785
Cash and cash equivalents at end of year	$	13,942,037
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:		
Cash		13,758,310
Cash deposit with clearing organization		125,002
	$	13,883,312
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	14,275,222
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables		(4,472,502)
Increase in prepaid expenses and other assets		(2,733)
Increase in amounts due to related party		4,192,421
Increase in amounts due to broker dealers		860,853
Increase in accounts payable and accrued expenses		1,685,258
Net cash provided by operating activities	$	16,538,519

The Notes to Financial Statements are
an integral part of this statement.

Note 1. Organization and Nature of Business

Flagstone Securities, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Missouri Limited Liability Company.

Note 2. Significant Accounting Polices

Concentration of Credit Risk

The Company maintains its cash in bank deposits accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and equivalents.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership. The income or loss of a partnership is recognized by the partners for income tax purposes. Accordingly, no provision for income tax has been provided in the accompanying financial statements.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concession on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2. Significant Accounting Policies - continued

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers the expense allocation from its Parent (Note 4) and expenses related to underwriting revenue accruals to be significant estimates.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends. At December 31, 2004, the Company had net capital of $8,843,487, which was $8,743,487 in excess of its required net capital of $100,000. The Company's net capital ratio was .58 to 1.

Note 4. Related Party Transactions

The Company is a wholly-owned subsidiary of Flagstone Capital L.L.C. (the "Parent"). The Company and the Parent conduct their operations from the same leased facilities in Missouri. Flagstone Capital is responsible for paying the majority of the expenses, maintaining fixed assets and obtaining loans, which are utilized in the operations of the Company. An allocation of these expenses is made based on management's estimates. During the year ended December 31, 2004, $4,268,978 of expenses were allocated to the Company from Flagstone Capital and are reflected in the appropriate expenses categories in the statement of income. The existence of such affiliation and sharing of expenses could result in operating results or financial position that would differ from those that would have been attained if the Company was autonomous.

As part of the Company's operations, advances are made by and to the Parent on a regular basis. At year-end, the Company owed the Parent $1,520,422.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total member's equity		$ 15,967,364
Deduct member's equity not allowable for net capital		
Total stockholders' equity qualified for net capital		15,967,364
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		15,967,364
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Receivable from brokers or dealers	$ 7,094,620	
Other receivables		
Other assets	28,086	
Furniture, fixtures and equipment, net		
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		7,122,706
Net capital before haircuts on securities positions		8,844,658
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities		
2. Debt securities		
3. Options	1,171	
D. Undue concentration		
E. Other		1,171
NET CAPITAL		$ 8,843,487

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 5,097,379
ADD:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
Total aggregate indebtedness		$ 5,097,379
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 339,825
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 339,825
Excess net capital		$ 8,503,662
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 8,333,749
Percentage aggregate indebtedness to net capital		57.64
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE II - RECONCILIATION
PURSUANT TO RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital per amended 11A Focus Report, as reported December 31, 2004	$	8,843,487
Audit differences		
Net capital, per Schedule I	$	8,843,487

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE III - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2004 and during the year then ended.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE IV - INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE V - SCHEDULE OF SEGREGATION
REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2004

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
FLAGSTONE SECURITIES, L.L.C.
Clayton, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Flagstone Securities L.L.C. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Flagstone Securities, L.L.C., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Flagstone Securities L.L.C. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

DALLAS

Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH

1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 17, 2005